                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Barr Laboratories, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    068306109
                                 (CUSIP Number)

                                Meyer F. Florence
                                150 Signet Drive
                         Weston, Ontario, Canada M9L 1T9
                                 (416) 749-9300
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                  June 5, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 068306109



1)  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Bernard C. Sherman

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Ontario, Canada


NUMBER OF              7)     SOLE VOTING POWER
SHARES                        0
BENEFICIALLY           8)     SHARED VOTING POWER
OWNED BY                      11,382,038
EACH                   9)     SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON WITH           10)     SHARED DISPOSITIVE POWER
                              11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN

                                  SCHEDULE 13D
CUSIP No. 068306109


1)  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           The Bernard and Honey Sherman Trust

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada

NUMBER OF             7)    SOLE VOTING POWER
SHARES                      0
BENEFICIALLY          8)    SHARED VOTING POWER
OWNED BY                    11,382,038
EACH                  9)    SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON WITH          10)    SHARED DISPOSITIVE POWER
                            11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        OO

                                  SCHEDULE 13D
CUSIP No. 068306109


1)  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sherman Holdings Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada

NUMBER OF              7)    SOLE VOTING POWER
SHARES                       0
BENEFICIALLY           8)    SHARED VOTING POWER
OWNED BY                     11,382,038
EACH                   9)    SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH           10)    SHARED DISPOSITIVE POWER
                             11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC, CO

                                  SCHEDULE 13D
CUSIP No. 068306109

1)  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Shermco Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada

NUMBER OF            7)     SOLE VOTING POWER
SHARES                      0
BENEFICIALLY         8)     SHARED VOTING POWER
OWNED BY                    11,382,038
EACH                 9)     SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON WITH          10)    SHARED DISPOSITIVE POWER
                            11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC, CO

                                  SCHEDULE 13D
CUSIP No. 068306109

1)  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sherfam Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada

NUMBER OF                 7)     SOLE VOTING POWER
SHARES                           0
BENEFICIALLY              8)     SHARED VOTING POWER
OWNED BY                         11,382,038
EACH                      9)     SOLE DISPOSITIVE POWER
REPORTING                        0
PERSON WITH               10)    SHARED DISPOSITIVE POWER
                                 11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC, CO

                                  SCHEDULE 13D
CUSIP No. 068306109


1)  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Apotex Holdings Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada

NUMBER OF                7)     SOLE VOTING POWER
SHARES                          0
BENEFICIALLY             8)     SHARED VOTING POWER
OWNED BY                        11,382,038
EACH                     9)     SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON WITH              10)    SHARED DISPOSITIVE POWER
                                11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC, CO

                                  SCHEDULE 13D
CUSIP No. 068306109


1)  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          SHERMFIN, INC.  22-2416614

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware, USA, Certificate of Continuance filed in Nova Scotia, Canada in June 2000

NUMBER OF             7)     SOLE VOTING POWER
SHARES                       0
BENEFICIALLY          8)     SHARED VOTING POWER
OWNED BY                     11,382,038
EACH                  9)     SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH           10)    SHARED DISPOSITIVE POWER
                             11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC, CO

                                  SCHEDULE 13D
CUSIP No. 068306109


1)  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sherman Delaware, Inc.  13-3083682

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                                                                       (b)[X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware, USA, Certificate of Continuance filed in Nova Scotia, Canada in June 2000

NUMBER OF             7)     SOLE VOTING POWER
SHARES                       0
BENEFICIALLY          8)     SHARED VOTING POWER
OWNED BY                     11,382,038
EACH                  9)     SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH           10)    SHARED DISPOSITIVE POWER
                             11,382,038

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,382,038

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       32.2%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC, CO

     The Reporting Persons (as defined below) hereby amend and supplement the
Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 26, 1999, as amended by Amendment No. 1 filed with the SEC on July 1, 1999 (the "Schedule") as follows:

     This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of Barr Laboratories, Inc., a Delaware corporation (the "Issuer").

"Item 2.  Identity and Background.

     Item 2 (a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         (a) This statement is being filed jointly by the following parties: (i) Bernard C. Sherman ("Dr. Sherman"), who has sole voting and dispositive control, as the sole trustee, of the Bernard and Honey Sherman Trust ("Sherman Trust"), and who owns 99% of the outstanding capital stock of Sherman Holdings Inc. ("Sherman Holdings"); (ii) Sherman Trust which owns 99% of the common stock of Shermco Inc. ("Shermco"); (iii) Sherman Holdings which owns 99% of the preferred stock of Shermco; (iv) Shermco which owns all of the outstanding capital stock of Sherfam Inc. ("Sherfam"); (v) Sherfam which owns all of the outstanding capital stock of Apotex Holdings Inc. ("Apotex"); (vi) Apotex which owns all of the outstanding capital stock of SHERMFIN, INC. ("Shermfin"); (vii) Shermfin which owns all of the outstanding capital stock of Sherman Delaware, Inc. ("SDI"); and (viii) SDI which directly owns Common Stock of the Issuer (individually, a "Reporting Person" and, collectively, the "Reporting Persons").*"

----------------
*Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Act.

"Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule are hereby amended by deleting the existing text and inserting the following text in its stead:

                                                                 Sole Power to
                            Amount Beneficially      Percent     Vote or Direct      Shared Power to Vote
Reporting Person                Owned (1)           of Class        the Vote          or Direct the Vote

1. Dr. Sherman                 11,382,038(2)          32.2             0                  11,382,038
2. Sherman Trust               11,382,038(2)          32.2             0                  11,382,038
3. Sherman Holdings            11,382,038(2)          32.2             0                  11,382,038
4. Shermco                     11,382,038(2)          32.2             0                  11,382,038
5. Shermfam                    11,382,038(2)          32.2             0                  11,382,038
6. Apotex                      11,382,038(2)          32.2             0                  11,382,038
7. Shermfin                    11,382,038(2)          32.2             0                  11,382,038
8. SDI                         11,382,038(2)          32.2             0                  11,382,038

(1) All share amounts have been adjusted from those disclosed in Amendment No. 1 to reflect the 3-for-2 stock split effected in the form of a 50% stock dividend distributed on June 29, 2000.
(2) By virtue of the relationships described in Item 2(a) above, Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco, Sherfam, Apotex and Shermfin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by SDI.

         The filing of this statement by Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco, Sherfam, Apotex and Shermfin shall not be construed as an admission that any of Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco, Sherfam, Apotex or Shermfin, is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         Because of the relationships described in Item 2(a) above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group."

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Other than as described below, there were no transactions in the Company's Common Stock effected by the Reporting Persons during the past sixty days. All of the transactions set forth below were effected by the sale by SDI of such shares of Common Stock in an underwritten public offering pursuant to that certain Underwriting Agreement, dated May 22, 2001, among the Issuer, SDI and Banc of America Securities LLC, as Representative (the "Underwriting Agreement"). See Item 6.


Type of Transaction      No. of Shares      Trade Date        Price Per Share
-------------------      -------------      ----------        ---------------
Sale                     3,000,000          05/29/01          $59.01

Sale                        450,000         06/05/01          $59.01"

"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule is hereby amended by inserting the following text as the last four paragraphs thereof:

         By letter dated May 18, 2001 (the "Release Letter"), the Bank released the shares of Common Stock of the Issuer sold pursuant to the Underwriting Agreement from the Pledge Agreement.

         The foregoing description in this Schedule 13D of the Release Letter is qualified in its entirety by reference to the Release Letter, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference.

         The shares of Common Stock sold by SDI on May 29, 2001 and June 5, 2001 were sold pursuant to the Underwriting Agreement. A Registration Statement on Form S-3 (Reg. No. 333-45824) was filed by the Issuer covering the shares of Common Stock sold pursuant to the Underwriting Agreement.

         The foregoing description in this Schedule 13D of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit D hereto and is incorporated herein by reference."

"Item 7. Material to be filed as Exhibits.

         Item 7 of the Schedule is hereby amended by inserting the following text as the last two paragraphs thereof:

         A copy of the Release Letter described in Item 6 above is attached hereto as Exhibit C.

         A copy of the Underwriting Agreement described in Item 6 above is attached hereto as Exhibit D."

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2001
                                        /s/ Bernard C. Sherman
                                        ----------------------
                                        BERNARD C. SHERMAN

                                        BERNARD AND HONEY SHERMAN TRUST



                                        /s/ Bernard C. Sherman
                                        ----------------------
                                        Bernard C. Sherman
                                        Sole Trustee

                                        SHERMAN HOLDINGS INC.

                                             By: /s/ Bernard C. Sherman
                                                 -----------------------
                                                     Bernard C. Sherman
                                                     President

                                        SHERMCO INC.

                                             By: /s/ Bernard C. Sherman
                                                 -----------------------
                                                     Bernard C. Sherman
                                                     President

                                        SHERFAM INC.

                                             By: /s/ Bernard C. Sherman
                                                 -----------------------
                                                     Bernard C. Sherman
                                                     President

                                        APOTEX HOLDINGS INC.

                                             By: /s/ Bernard C. Sherman
                                                 -----------------------
                                                     Bernard C. Sherman
                                                     President

                                        SHERMFIN, INC.

                                             By: /s/ Bernard C. Sherman
                                                 -----------------------
                                                     Bernard C. Sherman
                                                     President

                                        SHERMAN DELAWARE, INC.

                                             By: /s/ Bernard C. Sherman
                                                 -----------------------
                                                     Bernard C. Sherman
                                                     President

                                       EXHIBIT INDEX

C.       Release Letter, dated May 18, 2001, from Bank of Montreal, as Agent.

D. Underwriting Agreement, dated May 22, 2001, among Barr Laboratories, Inc., Sherman Delaware, Inc. and Banc of America Securities LLC, as Representative.